12g3-2(b) File No. 82 -4965

mobistar

04030856

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

24 May 2004

SEC MAIL PROCESSING RECEIVED JUN 21 2004 WASH. D.C. 158 SECTION

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 21 2004
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

dlw 6/21

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

12g3-2(b) File No. 82 –4965

Press release
21/05/2004



The BlackBerry Wireless Solution available for the Mobistar business customers

Brussels, May 21, 2004. **Mobistar and Research In Motion (RIM) today announced the introduction of BlackBerry to Mobistar'corporate customers in Belgium. The BlackBerry wireless solution will be available for all Mobistar business customers in July 2004. BlackBerry will offer Mobistar's Business customers secure, push-based access to their corporate email system via an advanced handheld with integrated phone and organizer features. It will operate on Mobistar's GSM/GPRS network and include roaming capabilities. Mobistar is the first Belgian operator to launch such a solution with national SIM card.**

"Access to corporate e-mails while being on the move is becoming increasingly important to our business customers who want to improve their efficiency. We are convinced that receiving and sending emails from a BlackBerry handheld will become as natural as making and receiving calls", Said Pol Vanbiervliet, Head of Mobistar Business Solutions. "The BlackBerry solution provides effortless access to information while on the move without the need to work with several devices! As it is also very secure and intuitive to use, it offers all the features necessary for the best customer experience for our business customers".

"We are pleased to be working together to introduce BlackBerry to Mobistar customers in Belgium", said Mark Guibert, Vice President, Corporate Marketing at RIM. "The secure, push-based BlackBerry platform and Mobistar's GSM/GPRS network will provide business users with a powerfull productivity tool that brings measurable benefits. We are confident that BlackBerry will be well-received by the business community".

BlackBerry is an award-winning platform that supports wireless access to a wide range of information and communications. With always-on connectivity and push-based technology that automatically delivers email and corporate data to and from a handheld, BlackBerry provides effortless access to information while on the move. Customers can read and forward email attachments from their BlackBerry handheld (including Microsoft® Word, Excel, PowerPoint and Adobe PDF) and also have wireless access to their calendar and corporate address books.